Offering Statement for HUNNY, INC. (“Hunny, Inc.”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   HUNNY, INC.

   1200 North Federal Highway

Boca Raton, FL 33432

Eligibility

2. **The following are true for HUNNY, INC.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Jeff Vanderpol

Jeff Vanderpol primary role is with the Company. Positions and offices currently held with the Company: Position: President, Founder, and Director Dates of Service: January 01, 2018 - Present Responsibilities: capital raising; signing up more influencers, both celebrity and non celebrity; identifying more strategic relationships such as Being Latino and OKTV; aligning the Company with more merchant alliances that give value added to our users; signing up celebrities---that are specifically NOT for influencer purposes but are standalone celebrity ambassadors to our cause; f)making sure our respective "partners" are each doing what it is that they have said and pledged they would do; signing up merchants and blue chip Madison Avenue partners to prove out the viability of our model and evidence those contracts to Wall Street; and locate and identify ways to launch Hunny into the marketplace with a minimum of 1MM plus users in our database on day one. Other business experience in the past three years: e Employer: quantum card inc Title: President and Founder Dates of Service: April 04, 2014 - April 10, 2017 Responsibilities: build it, initiate it, lead it

Dr. David Jensen

Dr David Scott Jensen's current primary role is with WIN HEALTH INSTITUTE, LLC. Dr David Scott Jensen currently services 2-3 hours per week in his with the Company. Positions and offices currently held with the Company: Position: Director Dates of Service: May 24, 2018 - Present Responsibilities: help lobby the Company to sports stars and celebrity ambassadors; assist bringing in multiple strategic partners; raise capital; and overall genial assistance such as website advice. Other business experience in the past three years: Employer: WIN HEALTH INSTITUTE, LLC Title: Owner Dates of Service: April 27, 2010 - Present Responsibilities: Perform chiropractic healthcare and manage the business.

Stephen Wilson

Stephen R Wilson's current primary role is with GALLAGHER FIDUCIARY ADVISORS. Stephen R Wilson currently provides 1 hour per week of services in his role with the Company. Positions and offices currently held with the Company: Position: Director. Dates of Service: August 24, 2018 - Present Responsibilities: a)assist in institutional introductions b)capital formation advice and access Other business experience in the past three years: Employer: HUNTINGTON INGALLS INDUSTRIES Title: DIRECTOR Dates of Service: January 01, 2016 - Present Responsibilities: BOARD OF DIRECTORS Other business experience in the past three years: Employer: GALLAGHER FIDUCIARY ADVISORS Title: SENIOR CONSULTANT Dates of Service: January 01, 2016 - Present Responsibilities: CONSULTING

Jason Brown

Jason Albert Brown's current primary role is with Foresight Financial CPA Firm. Mr. Brown currently services 5-10 hours per week in his role with the Company. Positions and offices currently held with the Company: Position: Director, CFO Dates of Service: August 15, 2018 - Present Responsibilities: assisting with institutional introductions; performing all essential financial requirements that a CFO does; and continuing to make strong 'strategic" introductions. Other business experience in the past three years: e Employer: Foresight Financial CPA Firm Title: Founder/Owner Dates of Service: January 01, 2016 - Present Responsibilities: Perform Accounting duties and management.

Ryan Beckman

Ryan Beckman's current primary role is with Academy Mortgage Corporation. Ryan Beckman currently services 2-4 hours per week in his role with the Company. Positions and offices currently held with the issuer: Position: Director Dates of Service: May 24, 2018 - Present Responsibilities: help with financial and other matters as it pertains to fulfilling institutional requests for information; introductions to strategic partners; and lobbying various influencers to whom he has access. Other business experience in the past three years: Employer: Guild Mortgage Company Title: Sales Manager Dates of Service: February 01, 2011 - January 09, 2019 Responsibilities: Mortgage Origination and Recruiting Employer: Academy Mortgage Corporation Title: Sales Manager, Producing Dates of Service: January 14, 2019 - Present Responsibilities: Mortgage Origination and Recruiting

Kirk Layne

Kirk Tiberius Layne's current primary role is with Consumer First Title Company. Mr. Layne currently provides services of 20 hours per week in his role with the Company. Positions and offices currently held with the Company: Position: COO Dates of Service: January 01, 2019 - Present Responsibilities: assisting in fundraising; interfacing directly with our technology partners; acting as an ambassador to the NFL players and bringing in a plethora of sports stars and others to actively campaign for Hunny; helping with site creation and content for launch; and bringing in a "strategic" vision. Position: Director Dates of Service: June 25, 2019 - Present Responsibilities: In addition to his duties as COO, Kirk will be responsible for any and all Board matters. Other business experience in the past three years: Employer: Consumer-First Title Company Title: Non-owner Managing Partner Dates of Service: January 01, 2010 - Present Responsibilities: Service, maintain, and grow realtor/lender relationships. Employer: Homelife Investments Group Title: Owner Dates of Service: January 01, 2000 - Present Responsibilities: Investments and Consulting Employer: Barrington Home Realty Title: Broker Owner Dates of Service: January 01, 2013 - Present Responsibilities: Real Estate sales and management

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jeff Vanderpol

Securities:	5,610,000
Class:	Common Stock
Voting Power:	55.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Company Overview: Hunny specializes in the aggregation of influencers to social media platform and data analytics capture of users while on the platform. Users can buy experiential opportunities and products and services and win great things. The Company will also provide a "Community Board" where users can converse in like-minded settings and earn loyalty points while on the platform. We are currently signing up influencers and sports stars and concurrently working on the technology. Hunny is in an early developmental stage of launch. We have a design Prototype and we are currently engaged with one technology partner and actively negotiating with multiple others so that we can marry their respective resources to inure to the benefit of a robust and well put together systems integration launch. The Company is putting together its UI UX information so that our (selected) code writers can start to integrate the system of choice we end up with and customize accordingly. One of our potential partners has developed the software necessary to launch Hunny and there may be a partnership/licensing deal in the works which would save us anywhere from 6-9 months of development time and allow us to launch by 4th quarter. This "partner" is a relationship of the Founder of more than 25 years. Bios of some of the technology advisors and 'strategics' in this area of expertise are listed in our pitch deck and website. Competitors and Industry: Competitors would be on a very specific level. Maritz, Amazon, Facebook, travel sites, and all experiential sites that give users a chance to buy very cool interesting experiences. Since modern-day consumers love both influencers and experiences, we believe the timing of the launch is excellent. Current Stage and Roadmap: Currently we are developing and building the app/platform, possibly partnering with a technology enabler and collecting influencers and celebrities, building strategic alliances, raising capital, hoping to evidence monetization by memorializing sponsorship, looking to launch by mid to end of the year with a minimum of 500,000 plus registered users and at least 100 influencers and 100 celebrities and sports stars.

Hunny, Inc. currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in HUNNY, INC. speculative or risky:**
    1. Uncertain Risk: An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
    2. Our business projections are only projections: There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or services, that people think it's a better option than competitors, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.
    3. Any valuation at this stage is difficult to assess: The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
    4. The transferability of the Securities you are buying is limited: Any Security purchased through this campaign is subject to SEC limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Even if you do find a buyer, you may only be able to sell at a price that results in

you losing money on this investment.

5. If the Company cannot raise sufficient funds it will not succeed: The Company is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

6. We may not have enough capital as needed and may be required to raise more capital: We anticipate needing access to credit or other capital in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our business operations and activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business operations and activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

7. The terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

8. Projections and Forward Looking Information: Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

9. We may never have an operational product or service: It is possible that there may never be an operational Hunny platform or that the platform may never launch or be used to engage in transactions. It is possible that the failure to launch the platform is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders.

10. Insufficient Funds: Even if the company sells all securities offered in this offering it will need to raise additional capital as it will not have sufficient funds to meet its long term operating needs and fulfill its plans. If the company is unable to raise additional funds it could be forced to cease operating in which case you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

11. We face significant market competition: We will compete with larger, established companies who currently have products and services on the market and/or various respective product/service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us.

There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

12. We are competing against other recreational activities: Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

13. We are an early stage company and have not yet generated any profits: The Company was formed in May 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hunny has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

14. We are an early stage company and have limited and operating history: The Company has a short history, no customers, and no revenue. If you are investing in this company, it's because you think that Hunny is a good idea, that the team will be able to successfully market, and sell the products or services, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

15. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective: Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

16. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them: Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

17. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business: To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract, hire and retain additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. The market for personnel we require is competitive. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Additionally, companies whose employees accept positions with competitors often claim that such competitors have engaged in unfair hiring practices. We may receive such claims in the future as we seek to hire qualified employees. We could incur

substantial costs in defending against any such claims.

18. We rely on third parties to provide services essential to the success of our business: We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, shipping and development of our platform. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

19. The Company is vulnerable to hackers and cyber-attacks: As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hunny or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hunny could harm our reputation and materially negatively impact our financial condition and business.

20. There are no guarantees: We do not guarantee that the Company will succeed in even launching the platform. That will also entail significant risk and is closely tied to monies raised. We do not guarantee that if the platform is launched the software will work and that it will not break down. We do not guarantee that nobody will launch a virus that could cripple us or that nobody will attack us in the public markets and destroys our reputation.

21. Market conditions and influencers: There is a risk that influencers could turn on Hunny. If this happened, whether for known or for unknown reasons, for or without cause their combined social weaponry would materially hurt the Company.

22. Service ability to perform: Should our Company fail to meet customer expectations post launch of the platform, it could have a materially adverse affect on our ability to attract future users.

23. Competitor risk: A larger entity could conceivably come in since Hunny does NOT own any patents and effectively beat Hunny in the marketplace with sheer dominance and more resources.

24. If we fail to add new users/members, our revenue, financial results, and business may be significantly harmed: The size of our user base and our users' level of engagement are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users. If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A number of other social networking companies that achieved early popularity have since seen their active user bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar pattern over time. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: - users increasingly engage with competing products; - we fail to introduce new and improved products or if we introduce new products or services that are not favorably received; - we are unable to successfully balance our efforts to provide a compelling user experience with the decisions we make with respect to the frequency, prominence, and size of ads and other commercial content that we display; - we are unable to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; - we adopt policies or procedures related to areas such as sharing or user data that are perceived negatively by our users or the general public; - user sentiment about the quality or usefulness of our products or concerns related to privacy and sharing, safety, security, or other factors; - we are unable to manage and prioritize information to ensure users are presented with content that is interesting, useful, and relevant to them; - there are adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees; - technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the user experience; - we fail to provide adequate customer service to users, developers, or advertisers; or - we, our Platform developers, or other companies in our industry are the subject of adverse media reports or other negative publicity. If we are unable to establish and increase our user base and user engagement, we may be unable

to achieve, sustain or grow our revenue and accordingly our future growth potential would be adversely affected.

25. We are an early stage company and our success is subject to the substantial risks inherent in the establishment of a new business venture: The implementation of our business strategy is in a very early stage. Our business and operations should be considered to be in an early stage and subject to all of the risks inherent in the establishment of a new business venture. Accordingly, our intended business and operations may not prove to be successful in the near future, if at all. Any future success that we might enjoy will depend upon many factors, several of which may be beyond our control, or which cannot be predicted at this time, and which could have a material adverse effect upon our consolidated financial condition, business prospects and operations and the value of an investment in our company.

26. We have a very limited operating history and our business plan is unproven and may not be successful: Our company was formed in May 2018 and we have not yet begun full-scale operations. As of the date of this offering, we have generated no revenue. Accordingly, we have not proven that our business model will allow us to generate a profit or even revenue. Furthermore, we do not presently have adequate cash from operations or financing activities to fully execute our business plan and meet our long-term needs. We are dependent on and intend to use a substantial portion of the proceeds from the sale of the securities to implement our business plan. Additionally, even if we raise gross proceeds of $1,070,000 there can be no assurance that we will be successful in executing our plan or achieving profitability. Due to our early stage of operations, regardless of the amount of funds raised, there is a substantial risk that all investors may lose all of their investment. Even if all securities offered through this offering are sold, we may need to seek additional financing in the future.

27. Our growth cannot be assured. Even if we do experience growth, we cannot assure you that we will grow profitably: Our business strategy is dependent on the growth of our business. For us to achieve significant growth, customers must accept our services. Our growth will depend on our ability to continue to enhance the technology platform (website and mobile apps), hire more sales personnel, sign up influencers and capture strategic partners necessary for implementation into the marketplace. Furthermore, it is critical that we align with key merchandisers so that we can offer deals to our user base without constantly having to subsidize any price differentials. We believe that users will be motivated to visit our site repetitively if Hunny can effectively give them exclusive experiences and FREE products as a daily incentive to participate. However, Hunny needs to carefully utilize statistical analysis experts much like an insurance company and a casino do so that we do not give away too much so as to give away the proverbial "house" in an effort to satisfy users' insatiable appetite for "more." We cannot assure you that our efforts will be successful or result in achievement of any or increased revenues, higher margins or profitability.

28. Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

29. If our business grows, we will be required to manage multiple relationships. Any further growth will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan, and could have a material adverse effect upon our financial condition, business prospects and operations and the value of an investment in our company.

30. We may require additional capital to fully implement our business objectives, but capital may not be available on terms acceptable to us, if at all; new capital could be dilutive to your proportionate interests in the Company. We may require additional capital to fully implement our business objectives. We cannot give you any assurance that we will be able to secure any additional capital or any additional capital on terms which will not be objectionable to us, including substantial dilution to our shareholders. If we need and are unable to obtain additional capital we may be unable to operate and as a result, you could lose the entire value of your investment in our securities. Until we generate sufficient revenue from operations we will require working capital from investment sources to continue our operations. Thereafter we must either generate sufficient revenues to support operations and/or be forced to raise new capital to continue our operations. Our failure to generate sufficient revenues to operate, or to obtain capital on terms acceptable to us could force us to suspend or reduce operations which could cause you to lose a portion of or the entire value of your investment in our securities. Even if we are able to raise capital, such capital may require us to issue Stock or other securities that

would be dilutive to your proportionate interest in the Company or may be issued at a price per share less than that at which the securities are offered hereby.

31. We do not have sufficient capital to execute our plan. The growth of our business will require significant capital. We do not presently have adequate cash from operations or financing activities to fully execute our business plan as we would like. We are dependent on and intend to use a substantial portion of the proceeds from the sale of the securities in this Offering to implement our business plan. However, even if we sell all securities offered by this offering, there can be no assurance that we will be successful in executing our plan or achieving profitability and may seek additional financing in the future.

32. We may have difficulty raising additional capital, which could deprive us of necessary resources. In order to support the initiatives envisioned in our business plan, we will likely need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Our ability to raise additional financing depends on many factors beyond our control, including the state of the capital markets and the results of our operations at that time. Sufficient additional financing many not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock. Even if we sell all securities offered in this offering, we may need to raise additional capital. If we are unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, we may have to modify our business plan and/or significantly curtail or cease our planned activities and other operations.

33. Our products and services could fail to attract or retain users or generate revenue. Our ability to develop, retain, increase, and engage our user base and to generate revenue will depend heavily on our ability to create successful new products, both independently and in conjunction with third parties. We intend to develop and introduce new and therefore unproven products, including using technologies with which we have little or no prior development or operating experience. If new or enhanced products fail to engage users, developers, or advertisers, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected. In the future, we may invest in new products and initiatives to generate revenue, but there is no guarantee these approaches will be successful. If we are not successful with new approaches to monetization, we may not be able to maintain or grow our revenue as anticipated or recover any associated development costs, and our financial results could be adversely affected.

34. Our failure to execute agreements with "Influencers" or other strategic partners could harm our business. Our projected success depends largely on our ability to execute agreements with "Influencers" - social media users who have established credibility in a specific industry or area of interest and have the ability to influence potential users or customers. We believe that executing agreements with Influencers will drive users to our platform at a rapid pace. Entering such agreements may require payment of cash or issuance of securities to these Influencers, both of which have a cost to the Company. Our business will likely suffer if we fail to execute such agreements or if the Influencers with whom we enter relationships fail to influence their followers to join or stay with our platform. Any such issues will likely have a material adverse effect on our operating results and financial condition

35. We may not be successful at marketing our platform. We may not be able to market our platform effectively and any financial or research efforts we exert to develop, commercialize or promote it may not result in any revenue or earnings.

36. Our operations have a concentration of stock ownership and are controlled by Jeff Vanderpol, our CEO, whose interests may differ from other equity holders. This concentration of control may have the effect of delaying, preventing or deterring a change of control. An entity controlled by our CEO, Jeff Vanderpol currently beneficially owns a majority of our common stock. Assuming the sale of all securities offered in this offering and no issuance of additional shares, the stock acquired in the Offering will represent approximately nine and eight tenths percent (9.8%) of our common stock on a fully diluted basis. Accordingly, Mr. Vanderpol acting alone has the ability to approve the outcome of any corporate transaction or other matter submitted to the equity holders for approval, including election of directors, mergers, consolidations and the sale of all or substantially all of the assets. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company or potentially deprive our other stockholders of an opportunity to receive a premium for their shares as part of a sale of our company. There is no guarantee that his interests will not

differ from the interests of the other equity holders.

37. Our business is highly competitive. Competition presents an ongoing threat to the success of our business. We face significant competition in almost every aspect of our business, including from companies such as Viral Nation, Mediakix, A List Profiles and Revfluence. It is likely that all of our current and potential competitors currently have significantly greater resources and better competitive positions in certain markets than we do. These factors may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market requirements. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Certain competitors could use strong or dominant positions in one or more markets to gain competitive advantage against us in areas where we operate including by integrating competing social networking platforms or features into products they control such as search engines, web browsers, or mobile device operating systems or by making acquisitions. As a result, our competitors may acquire and engage users at the expense of the growth or engagement of our user base, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: the usefulness, ease of use, performance, and reliability of our products compared to our competitors; the size and composition of our user base; the engagement of our users with our products; the timing and market acceptance of products, including developments and enhancements to our or our competitors' products and « our ability to monetize our products, including our ability to successfully monetize mobile usage If we are not able to effectively compete, our user base and level of user engagement may decrease, which could make us less attractive to developers and advertisers and materially and adversely affect our revenue and results of operations.

38. Significant disruptions of information technology systems or breaches of information technology systems, infrastructure and business information could adversely affect our business and reputation. Information technology risks (including the confidentiality, integrity and availability of digital assets) for companies have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties, or may result from human error or accidental technological failure. Our customers and other parties in the payments value chain rely on our digital online platform as well as other information technologies, computers, software and networks to conduct their operations. In addition, to access our online products and services, our customers increasingly use personal smartphones, tablet PCs and other mobile devices that may be beyond our control. We may become subject to cyber-threats and our information technology may be subject to cyber-attacks. Continuous cyber- attacks or a sustained attack could lead to service interruptions, malfunctions or other failures in the information technology that supports our businesses. Continuous or repeated cyber-attacks could also lead to damage to our reputation with our Members, customers and other parties and the market, additional costs (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of Members, customers and business opportunities. If such attacks are not detected in a timely manner, their effect could be compounded. If our information technology is compromised, becomes inoperable for extended periods of time or ceases to function properly, we may have to make a significant investment to fix or replace the information technology, which could have a material adverse effect on our consolidated operating results and financial position. In addition, as cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could disrupt our business, damage our reputation and materially adversely affect our consolidated financial position and results of operations. In addition, aspects of our operations and business are anticipated to be subject to privacy regulation in the United States and elsewhere. Many U.S. states have enacted data breach regulations and laws requiring varying levels of consumer notification in the event of a security breach. Increased regulation and enforcement activity

throughout the world in the areas of data privacy and data security/breach may materially increase our costs, which could have a material adverse effect on our operating results. Our failure to comply with the privacy and data security/breach laws to which we are subject could also result in fines, sanctions and damage to our reputation and tradenames or the loss of significant customers.

39. We depend on the services of our Chairman, who has had unsuccessful business ventures in the past including ventures where shareholders lost all of their investments and a venture where he was forced to resign by the entity's board of directors in connection with a restructuring. Our success largely depends on the efforts, reputation and abilities of our Chairman and CEO, Mr. Jeff Vanderpol. We intend to leverage his experience to develop and launch our platform. As such, the loss of the services of Mr. Vanderpol could materially harm our business. Mr. Vanderpol has engaged in many business ventures and while some have proved successful, others have not. As a result of this, and as explained further in a separate risk factor, Mr. Vanderpol declared Chapter 7 bankruptcy in November 2011 but was denied a discharge. In addition, we do not presently maintain a key-man life insurance policy on Mr. Vanderpol. It is our intention to do so following completion of this offering. Additionally, Mr. Vanderpol previously founded Quantum Inc. in August 2014 but was forced to resign as part of a restructuring of Quantum in September 2017. He continues to be that company's largest individual shareholder (but not the largest shareholder) but has no ability to influence operations. It is highly likely that Mr. Vanderpol will be engaged in litigation against that company at some point in the future which could prove to be a distraction from his duties operating the Company.

40. Our Chief Executive Officer declared Chapter 7 bankruptcy but was denied relief. In November 2011 Mr. Vanderpol declared Chapter 7 bankruptcy. His bankruptcy petition was denied by the courts and his debt obligations are ongoing. Due to his need to satisfy these obligation, and other factors, there is no guarantee that his interests will not differ from the interests of the other equity holders.

41. If we are not able to develop, maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of users, developers, and advertisers may be impaired, and our business and financial results may be harmed. We believe that we will be able to develop Hunny as a brand with significant value and that the value of this brand will contribute to the success of our business. We believe that developing, maintaining and enhancing our brand is critical to expanding our base of users, developers, and advertisers. We anticipate that many of our new users will be referred by then-existing users, and therefore we will strive to ensure that our users remain favorably inclined towards Hunny. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products or terms of service that users do not like, which may negatively affect our brand. Additionally, the actions of third party developers may affect our brand if users do not have a positive experience using third-party apps and websites integrated with Hunny. It is possible that in the future we will experience, media, legislative, or regulatory scrutiny of our decisions regarding user privacy or other issues, which may adversely affect our reputation and brand. We also may fail to provide adequate customer service, which could erode confidence in our brand. Developing, maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain the Hunny brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

42. We may have difficulty managing any future growth. To implement our business objectives, we will need to grow rapidly in the future and we expect that such growth would lead to increased responsibility for both existing and new management personnel. To help manage future growth effectively we must maintain and enhance our financial and accounting systems and controls, hire and integrate new personnel and manage expanded operations. The growth in business, headcount and relationships with customers and other third parties is expected to place a significant strain on our management systems and resources. We will need to continue to improve our operational, managerial and financial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force. Our failure to manage this anticipated future growth successfully would have a material adverse effect on our ability to retain customers and key personnel and our operating results and financial condition.

43. Raising additional capital could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position. We may require additional cash resources due to changed business conditions or other future developments. If our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

44. Management Discretion as to Use of Proceeds: Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Our management will have sole discretion in applying the proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Further, we may need to raise additional capital in order to pursue our business plan and we can make no assurances that the proceeds from this offering will sustain our working capital needs as the business plan develops. In the event we should sell less than the maximum number of shares offered hereby, the amount of funds available to fund operations will be further reduced.

The Offering

HUNNY, INC. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows: Netcapital Platform Fees 4.9%. Research & Development 95.1%. We need the funds for the technology build because it in necessary for the success of our company to a website with an e-commerce platform or no users will be able to use the site. Technology build — We have hired a software development/e-business architecture company to help us build our platform. We expect them to work tirelessly to bring the user the best overall experience when they are on the website or the app. If we raise the maximum amount of $1,070,000.00, we plan to use these proceeds as follows: Netcapital Platform Fees 4.9% Professional (legal and accounting) Fees 10.0%. We are budgeting funds for legal and accounting so we can pay our lawyer who prepares the contracts that are necessary to sign on investors, vendors and influencers and pay our accountant to accurately report our financial information, to see if the company is meeting its projections and to manage cash flow. Accounting also is also needed to be in compliance with all federal and state income, franchise, payroll and other taxes. Repayment of Debt 10.0%. We have borrowed money to get to this point. We plan to use some of the funds raised to satisfy our outstanding debt obligations. Operations 14.0%. We need operating capital to pay people who are working on the site, social media, marketing and other necessary components. This money will also cover general operating expenses of the company. Research & Development 47.1% We need the funds for the technology build because it is necessary for the success of our company to have a website with an e-commerce platform or no users will be able to use the site. Technology build — We have hired a software development/e-business architecture company to help us build our platform. Marketing 14.0%. We need capital to bring in more influencers, strategics, and celebrities. These are all necessary for the success of the company and maintaining our momentum. The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Research & Development	$9,510	$503,570
Professional (legal and accounting)	$0	$107,000
Repayment of Debt	$0	$107,000
Payrole (Operations)	$0	$150,000
Marketing	$0	$150,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and HUNNY, INC. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild,

grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	95,000,000	10,042,105	Yes	
Non-Voting Common Stock	5,000,000	0	No	
Preferred Stock	10,000,000	0	Yes	The authorized preferred stock is considered "blank check" preferred. The preferred shares may be divided into further classes and specific rights may be designated at that time. At the time of this Offering no class of preferred stock has been designated and no rights have been assigned.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Convertible debt	Promissory note convertible into common stock at $1.00 per share.	15,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Some of the existing debt is subject to conversion into equity under certain circumstances at a price of $1.00 per share. A debt conversion will result in the issuance of additional shares of common stock and dilute other shareholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Securities sold in this Offering are exempt from the provisions of Article 8.9 of our bylaws, which require that any transfer of common stock must be approved by the Company's board of directors prior to such transfer. Consequently, the shares of common stock issued in conjunction with this offering will be available for trading on a secondary markets platform.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. We anticipate that any transactions with related parties will be vetted and approved by executives or board members unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Kirk Lane
Amount Outstanding:	$15,000
Interest Rate:	5.0%
Maturity Date:	May 31, 2019

Other Material Terms:

Has the option to convert into equity at the holder's option into 15,000 shares of common stock

Creditor(s):	Lloyd Gerber
Amount Outstanding:	$140,000
Interest Rate:	4.0%
Maturity Date:	June 30, 2019

Other Material Terms:

On June 28, 2018, the Company and its lender amended and restated the above secured note payable, maturing on December 31, 2018, at 4.0% interest per annum with automatic payment terms upon the Company meeting certain capital raise amounts, automatic payments based upon free operating cash flow as defined in the note, and monthly interest payments. In the event of default, which has not been cured, the interest rate will increase to 18.0% per annum. The terms were then amended again to reflect a maturity date of June 30, 2019 with no default incurred.

Creditor(s):	John Carson
Amount Outstanding:	$11,200
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Dave Jensen
Amount Outstanding:	$20,417
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Ryan Beckman
Amount Outstanding:	$20,417
Interest Rate:	0.0%
Maturity Date:	January 1, 2050

Other Material Terms:

Creditor(s):	Jeff Vanderpol
Amount Outstanding:	$43,265
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Foresight Financial CPA Firm
Amount Outstanding:	$30,250
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Jim Dodrill
Amount Outstanding:	$83,000
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Wayne Jobson
Amount Outstanding:	$30,000
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Bruce Odelson
Amount Outstanding:	$5,000
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Pat Vellone
Amount Outstanding:	$7,500
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

Creditor(s):	Rod Coleman
Amount Outstanding:	$7,500
Interest Rate:	0.0%
Maturity Date:	January 1, 2050
Other Material Terms:	

25. **What other exempt offerings has HUNNY, INC. conducted within the past three years?**

    Date of Offering: 08/2018

    Exemption: Reg. D, Rule 506c (Title II of JOBS Act)

    Securities Offered: Common Stock

    Amount Sold: $50,000

    Use of Proceeds:

         Use of proceeds: operations, marketing, videos, accounting, etc

    Date of Offering: 07/2018

    Exemption: Section 4(a)(2)

    Securities Offered: Common Stock

    Amount Sold: $70

    Use of Proceeds:

         Use of proceeds: Shares were issued to founders and various individuals providing services to the company at inception.

    Date of Offering: 05/2018

    Exemption: Section 4(a)(2)

    Securities Offered: Common Stock

    Amount Sold: $1

    Use of Proceeds:

         Use of proceeds: organizational expenses, founder stock.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Lloyd Gerber	Owns 990,000 shares of common stock	On May 29, 2018, the Company entered into a $250,000 secured note payable with a related party. Material Terms: On June 28, 2018, the Company and its lender amended and restated the above secured note payable, maturing on December 31, 2018, at 4.0% interest per annum with automatic payment terms upon the Company meeting certain. The loan was later amended to reflect a maturity date of June 30, 2019. Capital raise amounts, automatic payments based upon free operating cash flow as defined in the note, and monthly interest payments. In the event of default, which has not been cured, the interest rate will increase to 18.0% per annum. The maturity date was then extended to June 30, 2019 and no default was incurred.	$140,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Results of Operations: From our inception on May 16, 2018 to December 31, 2018, we lost $522,733. The bulk of our expenses were typical start-up costs, such as legal and professional services, software development costs, contractors, advisory fees and ambassador fees. At the time of this offering we have approximately $6,000 cash in the bank, and we anticipate that we will seek to do a rolling close in the first 30 days of this offering to obtain cash to continue our build out. We anticipate that our Company will have significant expenses in the following areas: 1) Technology; 2) Marketing, as it relates to influencer aggregation and maintenance thereof and securing additional strategic companies willing to partner with Hunny; 3)Personnel: Hunny believes a great company can only be celebrated with exceptional people working for it and extraordinary people are expensive; 4)Partnerships: Hunny anticipates partnering with entities and individuals who can inorganically grow our company through their assets and such partnerships will be expensive in many ways. Future challenges related to capital resources: The Company is in a very challenging situation. We need capital and most institutions want to invest in real companies that have existing revenue and EBITDA, not startups with zero revenue, no fully developed technology, no patents, no users, etc. Hence the reason the Company is looking to crowdfunding as a way to raise capital. Hunny needs more substance to attract Wall Street investors and it needs the money to get there. Hunny has to build or acquire or partner within the technology as the foundation of the Company and will use that foundation to further build upon next stage development and market share penetration. We believe technology, influencers by the thousands and celebrities and money would give our Company a significant chance for success. With regard to additional sources of capital, we plan on raising additional funds from accredited investors or institutional investors once this offering is complete. Furthermore, the Company is presently working on a deal with 'Being Latino' whereby it receives $2.7MM worth of social media time in front of 5MM people (consistently for 1 year) in exchange for stock. In this case, the stock was valued at a price point equivalent to whatever the valuation is per week at the close of receipt of the consideration.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

HUNNY, INC. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: Instagram, Facebook, Youtube, Twitter. Click here, click there. Close this, open that. Social media is fun, but it can be hard to keep up with. Unless you have all the time in the world. And there is no direct benefit to you for your time. Wouldn't it be great if you could go to one place for the social media content you crave and be rewarded with amazing prizes as you enjoy the content? Welcome to Hunny. Hunny is a social media platform unlike any other. With Hunny, you can uncover hyper-personalized content about topics and subjects you love and see customized offers for truly once-in-a-lifetime experiences. Hunny partners with a network of social influencers, sports stars, and celebrities to deliver the most viable content to the platform. And the best part is, Hunny rewards you for the time you spend on the platform. Earn Hunny rewards for visiting, browsing, and referring your friends and, of course, the stuff you buy. And then redeem those earned points for even more cool stuff. Plus, Hunny makes it easy to purchase experiences you never dreamed were possible. Experiences like VIP tickets the most coveted live sports or concert events. Access to private excursions with your favorite celebrity, and exclusive adventures with lifestyle stars. Hunny, making life sweeter.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: hunny.io

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.